DOGWORX

Heights, Houston

PRESENTATION

GREEN TOWER DEVELOPMENT, LLC

1122-1142 W 19th Street



DOGWORX

Summary Financial Projections

PROJECTED KEY FINANCIAL DATA

Consolidated Year One P&L	
Revenue	$ 11,417,147
EBITDA	$ 6,979,605

Consolidated Year Two P&L	
Revenue	$ 13,432,967
EBITDA	$ 8,416,484

- Positive cash flow in first year of operations

PROJECTED REVENUE BY SERVICE LINE

Revenue by Category Year One	
Pavlov's Bar, Event Center	$ 4,776,563
Coworking	$ 1,035,840
Boarding, Grooming, Training, Park	$ 3,011,338
Daycare	$ 2,107,148
Veterinary Hospital	$ 486,259
Total	**$ 11,417,147**

Revenue by Category Year Two	
Pavlov's Bar, Event Center	$ 5,357,925
Coworking	$ 1,415,232
Boarding, Grooming, Training, Park	$ 3,599,956
Daycare	$ 2,559,006
Veterinary Hospital Lease	$ 500,847
Total	**$ 13,432,967**

DOGWORX

Summary Financial Projections

PROJECTED KEY FINANCIAL DATA

Consolidated Year One P&L	
Revenue	$ 11,417,147
EBITDA	$ 6,979,605

Consolidated Year Two P&L	
Revenue	$ 13,432,967
EBITDA	$ 8,416,484

- Positive cash flow in first year of operations

PROJECTED REVENUE BY SERVICE LINE

Revenue by Category Year One	
Pavlov's Bar, Event Center	$ 4,776,563
Coworking	$ 1,035,840
Boarding, Grooming, Training, Park	$ 3,011,338
Daycare	$ 2,107,148
Veterinary Hospital	$ 486,259
Total	**$ 11,417,147**

Revenue by Category Year Two	
Pavlov's Bar, Event Center	$ 5,357,925
Coworking	$ 1,415,232
Boarding, Grooming, Training, Park	$ 3,599,956
Daycare	$ 2,559,006
Veterinary Hospital Lease	$ 500,847
Total	**$ 13,432,967**

Forward-looking projections cannot be guaranteed

DOGWORX

Project Overview

Name & Location	DogWorx Heights – Houston Heights, TX
Project	Development of 64,737 sq. ft. of land into an office, co-working, dog daycare/ boarding, dog park, dog agility course, veterinary and event center
Cost	Land Cost: $5.3 MM Development Costs: $13.9 MM Total Development Cost: $19.2 MM
Requested Funds	TBD
Debt Service Ratio (Y1)	

DOGWORX

Facility Square Footages

Facility Square Footage Breakdown	
Indoor, Outdoor, and Parking Areas (SF)	
Co-Working Luxury Offices	16,000
Dog Boarding, Daycare, and Grooming (Indoor)	13,760
Training Academy	2,356
Tiered Deck Seating	572
Cabana Seating	2,544
Outdoor Event Space, Park w/ qty 2 x 4K jumbo LED screens, and rooftop	17,982
Concrete Parking	20,520
City R.O.W. Parking and Upgrade - Concrete and Landscaping	16,965
Outdoor Dog Agility Equipment	17,982
Veterinary Hospital	2,880
	111,561
Total SF Under Roof (SF)	
1122 W. 19th St.	4,900
1142 W. 19th St.	5,760
1135 W. 18th St.	20,000
Total SF Under Roof	30,660
Landscape Areas (SF)	
Front Gardens (R.O.W.)	7,812
Landscape Areas	8,449
Artificial Turf	40,948
Total Landscape Areas	57,209
Land	64,737



Introduction to DOGWORX

DOGWORX

- GTD has spent three years developing DogWorx which encompasses a service and product targeted to the socio demographic and economic trends in pet care, employment, commercial real estate and the impact of millennials coming of age.
- DogWorx seeks to capture the Work-Live-Play concept specifically targeted to urban pet owners by creating a single space with the following components:

- Pet Daycare
- Veterinary Clinic
- Pet Boarding
- Co-Working
- Dog Park
- Café
- Training Academy
- Pet Grooming



Co-Working
Event center
Boarding
Daycare
Luxury Spa
Veterinary
Clinic
Daycare
Dog Park
Pavlov's Bar

Aerial Rendering View of DogWorx

GTD's Efforts for DOGWORX

- Over the past three years GTD has invested over $ 3.6M in the development of the DogWorx concept (market research and demographics, financial feasibility analysis, product design, branding, marketing, etc.).
    - Amount is exclusive of capital invested in land, capital equipment, and building materials.
    - To date, GTD has invested over $**14.2 MM** into the DogWorx Houston Heights location. This amount is exclusive of partner sweat equity.
    - Equipment and materials are either stored at GTD's warehouse, or in shipment.
- As quality of life becomes more important for employees, and the humanization of pets continues to grow, GTD has worked to establish a roadmap to the introduction of a one stop shop for dog-friendly coworking, and dog related services and branded products.
- Major accomplishments in support of the DogWorx concept include:
    - Design of $25 M facility and future expansion for the Houston Heights area
    - Detailed demographic analysis of the Northwest Houston area, Plano/Frisco area, and Austin area
    - Custom design and manufacturing of items such as: Dog agility equipment, dog beds, K-9 grass, bar furniture, outdoor furniture, office furniture, outdoor fencing, pet kennels, glass folding windows and doors, and signage
    - Research, generation of detailed financial projections for all business lines
    - Identification, recruitment of personnel/resources for key organization roles
    - Marketing and branding, including design and wrapping of multiple vehicles
    - Significant research of pet care industry standards, operations management, standard procedures, best practices









OEM Dog Agility Equipment, by DogWorx

DOGWORX

Schedule

Major Milestones

- ✓ **Majority of Heights location land acquired in 2017**
- ✓ **Over the past three years GTD has invested over $ 3.6M in the development of the DogWorx brand (market research and demographics, financial feasibility analysis, product design, branding, marketing, etc.).**
  - ✓ **Generated project renderings, layout, concept details, business plan, financials**
  - ✓ **Developed custom capital equipment, products, branding, marketing efforts**
  - ✓ **Sourced all capital equipment, building materials, products**
- ✓ **Purchased ~90% of project capital equipment, building materials**
  - ✓ **Equipment and materials are either stored at GTD warehouse, or on site**
  - ✓ **Majority of Final Equipment and materials are ordered from manufacturers**
  - ✓ **Opening of Pavlov's, Spa, Daycare & Park, Jan 2022**
  - ✓ **Opening of Boarding, Daycare, Co-Working & Event Center Completion Dec 2022**
- ✓ *Receipt of remaining project capital equipment, building materials: Q4 2021*

DOGWORX

Project Renderings


PAVLOV'S

Pavlov's Bar

Project Renderings


@SKYe

Coworking Building Daytime View

Project Renderings

DOGWORX


@skye

Coworking Building Night View

Project Renderings



Rooftop Coworking / Event Center



Rooftop Coworking / Event Center

Project Renderings

DOGWORX


2

2nd Floor Floating Entry



1st Floor Waterfall Boarding Entry

Project Renderings



Luxury Spa Daytime View





Project Renderings

DOGWORX



Luxury Spa Angle View



Luxury Spa Night View

DOGWORX

Pet Care Industry

LARGE AND GROWING DEMAND IN THE SECTOR

- 160 million companion animals
- 68% of US households have pets
- $17 billion veterinary expenditures '17 (v. $11 billion in '96)
- Americans spend $257/dog at $182/ cats per year for routine care
- Pet health insurance premiums exceeded $1.42 billion for first time in 2020
- Dog owners spend on average $1,826 per year on each dog

PETS HAVE BEEN HUMANIZED AND OWNERS WILL PRIORTIZE SPENDING OVER BASIC LIVING

- 45% of dog owners take their dog out for a special meal on its birthday
- 79% of dog owners would give up going out to restaurants for their dog's care
- 67% would give up vacations
- 61% would give up cable TV and TV streaming
- 35% would give up their cell phones
- 27% would skip their credit card payments to care for their dog

Sources: Wall Street Journal and Rover.com

Pet Care Industry

DOGWORX

- 68% of U.S. households own a pet, up from 56% in 1988 which is the first year data is available

US TOTAL PET EXPEDITURES (Billions)



$80
$70
$60
$50
$40
$30
$20
$10
$0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Includes food, supplies and over-the-counter medicine, veterinarian care, live animal purchases and grooming and boarding.

Even during the 2008 recession, total pet expenditures increased year over year. The market is extremely resilient and uncorrelated to the larger economy.

Basic Annual Expenses

Expense	Dog	Cat
Surgical vet	$474	$245
Routine vet	257	182
Food	235	235
Food treats	72	56
Kennel boarding	322	164
Vitamins	58	46
Groomer/grooming aids	84	30
Toys	47	30

Source: American Pet Products Association's 2017-2018 National Pet Owners Survey

Location & Demographics

	1 Mile	3 Miles	5 Miles
Households	8,260	61,234	176,249
Dogs	5,114	37,101	96,162
Households Income > $75k	3,734	25,743	65,741
Households Income < $75k	4,526	36,589	110,508

- To reach our 1st years' daycare goals of 184 dogs per weekday, we only need 4% of target dogs within a 1-mile radius, and 0.49% within a 3-mile radius



W 34th St
North Loop W
E T C Jester Blvd
N Durham Dr
W 20th St
W 18th St
Airline Dr
HOUSTON HEIGHTS
Studewood St
N Shepherd Dr
W 11th St
US 290 HOV
SOMERSET GREEN
North Fwy
Tollway
Katy Fwy
Westcott St
Yale St
Studemont St
Crockett St
Memorial Park Golf Course
Memorial Park
W Dallas St
W Gray
Inwood Dr
San Felipe St
S Shepherd Dr
Fairview St

Pavlov's Bar Assumptions

- **Projected average monthly alcohol sales of $380k.**
  - ** Projections are conservatively estimated to be less than all direct comparables.*



The below listed bars allow leashed dogs on their patios, but do not have an attached dog park. Their sales are more than double the surrounding bars who do not allow dogs. We believe sales will actually exceed all other bars in the area with our facility but have used conservative projections for our financials. Included below are TABC alcohol sales data for each bar.

- **McIntyre's Bar (located across the street)**
  - $472k Average alcohol sales in the most recent 3-months of business (April – June)
- **Little Woodrow's in Midtown (located 4.4 miles away)**
  - $483k Average alcohol sales in the most recent 3-months of business (April – June)
- **Drift Bar (located across the street on 20th)**
  - $530k Average alcohol sales in the most recent 3-months of business (April – June)

All source data is publicly available at TABC's website: https://data.texas.gov/Government-and-Taxes/Mixed-Beverage-Gross-Receipts/naix-2893

DOGWORX

Boarding, Daycare, Grooming

Boarding, Daycare, Grooming

- 13,760 Sq. ft. of Boarding and Daycare buildings
- 17,982 Sq. ft. Park with artificial K9 grass
- Dog Agility Course and Playground
- Luxury Boarding Suites: 12
- Dog Daycare Capacity: 300
- (4) Grooming Stations
- 5,472 Sq. ft. of Bar and cabanas
- 91 Concrete parking spaces with landscaping
- 8 ft tall 358 security fence around entire property
- Architectural fence and railings
- 64,737 Sq. ft. Property inside the 610 loop
- High-end luxury day spa

First Year Projections

(at a conservative 50% occupancy rate for Daycare 27% for Boarding)

- Y1 Revenue projection from Boarding, Daycare, & Park: $3,715,510
- Y1 Revenue projection from Grooming & Spa: $898,975



Daycare & Agility Park



Pavlov's Bar – Parking Lot View

DOGWORX

Assumptions – Boarding

Average dogs per night

	2021	2022-2023
Dogs per Night:	48	53
Occupancy:	21%	24%
Enclosures:	224	224

- Average price of $70, which includes pet insurance and daycare.
- A shift in consumer attitudes has resulted in strong demand for luxury goods for pets (IBISWorld).





Competitor Pricing:

- **Yale Street Dog House & Bakery:** $60 per night, includes daycare
- **Houston Bark Park & Daycare:** $60-70 per night, includes daycare
- **Molly's Mutt House**: $72 per night includes daycare
- **Jackson's Place Unleashed Pet Resort & Bakery**: $83 per night, includes daycare
  - At full capacity (65), and not accepting new dogs

Assumptions – Daycare

Average dogs per weekday

	2021	2022-2023
Dogs per Weekday:	150	165
Occupancy:	50%	55%
Enclosures:	300	300

- Average price of $40 including pet insurance
- People correlate price with quality. The DogWorx target market are customers who pamper their pets
- To reach our 1st years' daycare goals of 150 dogs per weekday, we only need 4% of target dogs within a 1-mile radius, and 0.49% within a 3-mile radius
- Potential to exceed plan



Competitor Pricing:

- **Yale Street Dog House & Bakery:** $30 per day
- **Yuppie Dogs:** $35 per day
- **Houston Bark Park & Daycare:** $40-50 per day
  - Grew their average dogs per day to 110 dogs within 18 months
- **Molly's Mutt House:** $40 per day
- **Jackson's Place Unleashed Pet Resort & Bakery:** $48 per day
  - At full capacity (65), and not accepting new dogs

DOGWORX

Daycare and Grooming – Market Overview

Bone on the Bayou





Houston Bark Park & Daycare #2





Polka Dot Dogs





Hoity Toity Pet Grooming & Daycare





**These sites are the closest in proximity to the 1130 W 19th Street property*

DOGWORX

Daycare and Grooming – Market Overview

Yale Street Dog House & Bakery	Molly's Mutt House	Paws Pet Resort	Puppy Chic Grooming & Doggy Daycare


YALE STREET DOG HOUSE
Boarding


MUTT HOUSE


Paws Pet Resort


SPA
PUPPY CHIC
OPEN









**These sites are the closest in proximity to the 1130 W 19th Street property*

Management Team: DOGWORX



MICHAEL LESTER



GEORGE ZURENDA



WILLIAM JOHNSON

Founder- CEO

- Seasoned international real estate developer with 40+ year's experience.
- Successful execution on dozens of high-profile international projects, each valued between $40 MM to $1.3 B in value, from conceptual and architectural design, to construction and project management.
- Proven track record to complete and deliver complete turnkey projects on time and on budget.
- Management expertise in manufacturing process, cost optimization, labor efficiency, and product and service quality delivery.
- 20+ years of experience with low-cost country sourcing, facilitating project equipment and materials supply at significantly reduced costs.

Co-Founder

- Interior designer with experience in industrial design, strategic sourcing, logistics, and project management.
- Designed numerous high-end retail spaces, restaurants, hotels, palaces for the royal families of Saudi Arabia, Qatar, and Bahrain, beachfront resorts, and multi-family projects.
- Expert in OEM Design, low-cost country sourcing, and logistics for industrial equipment, building materials and furniture design.
- Management of team members in multiple international offices.

CFO

- Certified Financial Planner
- Chartered Financial Analysis
- Certified Management Accountant
- CPA Accredited
- Rice University, Masters in Finance, Bachelors in Finance, Magna cum laude.
- Stanford University, Bachelors in Accounting.
- Fluent in seven languages

Management Team: DOGWORX



MICHAEL SHUMARD

CCO

- 43 years experience in project management, building and product design.
- 21 years with the Green Tower team.



LEE MENDEZ

CDO

- Product design, furniture, statues, signs.
- Experience in creating branding, industrial design, digital illustration, logo design, signs, land site plans, facility sketching. 3D facility rendering, design & facades. 6 years with Green Tower Team.



DELMA LESTER

HR Manager

- 48 years of real estate management and development experience.
- 30 years of construction and project management experience.
- Decades of successful experience with financial planning and investment strategy.
- Oversees personnel recruitment, training, and management .

DOGWORX

Management Team: DOGWORX







ROB DUNN

VP Training

- Certified dog trainer and behavior specialist with 20+ years training and leadership experience.
- Current Regional Training Director of the United Schutzhund Clubs of America.
- Multi-patent pet product holder. Pet CPR and First Aid instructor.

JESSY GABRIEL

VP Services

- Professional trainer, 20 years plus.
- Pet product patents sold in over 30 countries. Represented the United States in multiple international competitions.
- Movie animal trainer: Friday the 13th, Hitcher, Hours, Revolution and Joe.

SHAUN WAITS

Hospitality Service Manager

- General management and food and beverage industry professional with MBA from Thunderbird School of Global Management, and B.S. in Hotel and Restaurant Management from Northern Arizona University.
- Currently serving as CEO for agricultural education and product supply NGO based in Phnom Penh, Cambodia, and is working to transition the organization to a self-sustaining enterprise.
- Served as a regional training manager for Darden Restaurants, Inc.—an industry leading multibillion-dollar restaurant operator. Was responsible for training, new location initial start up and ops, and turnaround for struggling operations.
- Additional experience in roles such as: luxury resort AGM, Ops Consultant, and Marketing Consultant.

Consultant Services Team: DOGWORX





SUSAN BRIGGS

Caine Operation Consultant

- Identified to assist in developing the operating procedures, training of personnel, and providing overall general guidance for animal related operations.
- Owned Urban Tails (Houston based boarding, daycare and grooming business) for 12 years.
- Founded Crystal Canine to provide training and consulting to the animal pet care industry.
- Leader in the off-leash dog play arena.
- http://www.crystalcanine.com/about
- https://www.thedoggurus.com/pages/about-2

LAURA LAAMAN

Marketing Manager Consultant

- Identified to assist in Marketing related activities, from training to the development and implementation of marketing strategies.
- 28 years as a proven consultant with a track record of delivering greater profitability and results for her clients.
- Laura is a published, best-selling author and a guest speaker at top companies and institutions including Harvard Business School.
- She has been featured on CNBC and has contributed to over a billion dollars in increased revenues for her clients.
- https://www.outstandingpetcare.com/testimonials


PAVLOV'S

On Behalf of

DOGWORX

THANK YOU

GREEN TOWER
DEVELOPMENT, LLC